Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

July 21, 2005
Via EDGAR
Securities and Exchange Commission Judiciary Plaza 100 F Street, N.E. Washington, D.C. 20549
Interline Brands, Inc.—Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-126515)

Ladies and Gentlemen:

        On behalf of Interline Brands, Inc., a Delaware corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-1 ("Amendment No. 1") of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the "Commission") on July 11, 2005.

        Amendment No. 1 reflects the responses of the Company and/or various of its selling stockholders to comments received from the Staff of the Commission (the "Staff") in a letter from Jennifer Hardy, dated July 19, 2005 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1. In addition, Amendment No. 1 has increased the size of the proposed offering and has updated certain business information.

        The Company's responses to the Staff's comments are as follows:

Principal and Selling Stockholders, page 7l

  1.
  Please disclose how the selling security holders received the shares to be offered for resale and any material relationship that the selling security holders have had with your company over the last three years. Alternatively, please provide cross references to this information. See Item 507 of Regulation S-K.

Response to Comment 1

        The Company has revised pages 71 and 74 in response to the Staff's comment.

  2.
  With respect to each selling security holder that is not a natural person, please disclose the natural persons with dispositive voting or investment control of it.

Response to Comment 2

        In response to the Staff's comment, to the extent not already included, the Company has revised page 72 through 74 to disclose the natural persons, if any, who hold dispositive voting or investment control.

  3.
  Please revise footnote (5) to indicate the number of shares the selling security holder would sell if the over-allotment option were exercised in full.

Response to Comment 3

        In response to the Staff's comment, footnote (5) on page 72 of Amendment No. 1 has been revised.

Underwriting, page 91

  4.
  Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the registered shares and provide us with a description of their procedures. If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section

  In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act,, and whether the procedures have been reviewed by the Office of Chief Counsel.

Response to Comment 4

        Credit Suisse First Boston LLC ("CSFB") and Lehman Brothers Inc. ("Lehman Brothers") have advised the Company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the registered shares and may distribute prospectuses electronically. At the time CSFB and Lehman Brothers send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and the Commission raised no objections.

        Lehman Brothers has advised the Company that its electronic distribution procedures, conducted through iTicket, have been previously reviewed and approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff. Lehman Brothers will follow the same procedures that have previously been approved by Ms. Wyatt.

        In addition, CSFB has informed the Company that it intends to make the preliminary and final prospectus available in electronic Adobe PDF format via e-mail to certain of its customers. J.P. Morgan Securities Inc. ("JPMorgan") has advised the Company that it may transmit an electronic version of the prospectus by e-mail to clients upon their individual requests. Please note, however, that neither CSFB nor JPMorgan will rely on such availability to satisfy its prospectus delivery requirements.

  5.
  Please advise us as to whether your company, the selling security holders and/or the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning your company or the prospectus that appeared or will appear on this website. If your company, a selling security holder or an underwriter subsequently enters into any arrangement, please promptly supplement your response.

Response to Comment 5

        The Company has advised us that neither it nor any of the selling stockholders has any such arrangement to host or access the preliminary prospectus on the Internet. In addition, CSFB and Lehman Brothers have advised the Company that one or more members of the underwriting syndicate may make a prospectus in electronic format available on the web sites maintained by such underwriter or underwriters. CSFB has informed the Company that it intends to make the preliminary and final prospectus available in electronic Adobe PDF format on the Internet through a password protected portal on its proprietary web site. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements.

        CSFB and Lehman Brothers have also advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While CSFB, Lehman Brothers and JPMorgan have contracted with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. CSFB has advised the Company that it is a party to a master Roadshow Agreement with Net Roadshow, Inc., now known as Yahoo! NetRoadshow, which it entered into in 1998. Counsel to the underwriters will provide you supplementally with a copy of this agreement pursuant to Rule 418 under the Securities Act of 1933 and request that you return the agreement to them after you conclude your review. Yahoo! NetRoadshow will make the roadshow available to investors who may access it through the use of a password provided by the underwriters. An investor who is given the password may access the roadshow during a 24-hour period and will not be able to download, copy or print any of the contents of the roadshow. The only material that will appear on the Yahoo! NetRoadshow web site will be the roadshow and the preliminary prospectus. The preliminary prospectus will be posted on the roadshow web site for informational purposes only. Pursuant to the agreement, Yahoo! NetRoadshow agrees to comply with the Net Roadshow, Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows.

        Currently, no information regarding the Company or the offering appears on the Yahoo! NetRoadshow web site. If the situation changes, the Company will promptly supplement this response.

Item 16.    Exhibits and Financial Statements Schedules, page II-3

  6.
  Please file promptly all exhibits required by the exhibit table provided in Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.

Response to Comment 6

        Amendment No. 1 includes or incorporates by reference all the exhibits listed in the exhibit table.

*    *    *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned (at the above number) or John C. Kennedy at (212) 373-3025.

Very truly yours,
/s/ CARL B. MCCARTHY Carl B. McCarthy

Attachments

cc:	Laurence W. Howard, Esq., Interline Brands John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP Kris F. Heinzelman, Esq., Cravath, Swaine & Moore LLP